EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Committee
Zale Corporation Savings and Investment Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-51607) on Form S-8 of Zale Corporation of our report dated January 4, 2006 with respect to the statements of net assets available for benefits of Zale Corporation Savings and Investment Plan as of July 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the July 31, 2005 Annual Report on Form 11-K of Zale Corporation Savings and Investment Plan.
/S/ KPMG LLP
Dallas, Texas
January 26, 2006